PRF Technologies Ltd.
65 Yigal Alon St.
Tel Aviv, Israel 6744316

May 18, 2026

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

RE:
PRF Technologies Ltd. (CIK 0001801834)
Registration Statement No. 333-295841 on Form F-1 (the “Registration Statement”)

Ladies and Gentlemen:

PRF Technologies Ltd. hereby requests acceleration of the effectiveness of the above-referenced Registration Statement pursuant to Rule 461 under the Securities Act of 1933, as amended, so that it may become effective on May 19, 2026 at 4:30 p.m., Eastern Time, or as soon thereafter as is practicable.

The undersigned respectfully requests that it be notified of the effectiveness of the Registration Statement by telephone call to our counsel, Greenberg Traurig, P.A., by calling Gary Emmanuel at +1 212 801 9337. The Company hereby authorizes Mr. Emmanuel to orally modify or withdraw this request for acceleration.

Very truly yours,

PRF TECHNOLOGIES LTD.

By:	/s/ Eyal Broder
Eyal Broder Chief Financial Officer